CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

March 31, 2019 and 2018
(unaudited)

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Financial Position
(unaudited - stated in thousands of United States Dollars)

As at	Note	March 31, 2019	December 31, 2018
Assets
Current assets
Cash		$416,111	$332,227
Accounts receivable	8	18,161	20,151
Inventories	9	45,105	40,089
Prepaid expenses		6,440	5,445
		485,817	397,912
Non-current assets
Other long-term assets	10	154,372	165,092
Restricted cash		22,401	22,190
Mining interests and plant and equipment	11	1,212,528	1,117,170
Deferred tax assets		10,397	7,796
		$1,885,515	$1,710,160
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$138,762	$125,635
Share based liabilities	12	6,710	4,276
Lease obligations	3	12,629	12,465
Income tax payable		54,672	34,434
Provisions		16,713	15,817
Other		4,218	—
		233,704	192,627
Non-current liabilities
Lease obligations	3	9,592	9,759
Provisions		41,081	40,878
Deferred tax liabilities		217,286	203,790
		$501,663	$447,054
Shareholders' equity
Share capital		924,924	923,964
Reserves		34,750	35,135
Accumulated other comprehensive income (loss)		(71,560)	(87,911)
Retained earnings		495,738	391,918
		1,383,852	1,263,106
		$1,885,515	$1,710,160

Subsequent Events (Note 13)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income
For the three months ended March 31, 2019 and March 31, 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts)

		Three months ended	Three months ended
	Note	March 31, 2019	March 31, 2018
Revenue		$304,912	$198,237
Production costs	4	(70,040)	(71,483)
Royalty expense		(8,284)	(6,018)
Depletion and depreciation	11	(41,300)	(27,948)
Earnings from mine operations		185,288	92,788
Expenses
General and administrative	5	(12,099)	(8,760)
Exploration and evaluation		(12,022)	(16,703)
Care and maintenance		(196)	(809)
Earnings from operations		160,971	66,516
Other income (loss), net	6	(2,117)	5,364
Finance items
Finance income	7	1,438	718
Finance costs	7	(703)	(710)
Earnings before income taxes		159,589	71,888
Current income tax expense		(40,921)	(3,530)
Deferred income tax expense		(8,522)	(18,321)
Net earnings		110,146	50,037
Other comprehensive income
Items that have been or may be subsequently reclassified to net earnings:
Exchange differences on translation of foreign operations		15,399	(29,689)
Items that will not be subsequently reclassified to net earnings:
Changes in fair value of investments in equity securities, net of tax		952	9,575
Total other comprehensive income (loss)		16,351	(20,114)
Comprehensive income		$126,497	$29,923

Basic earnings per share	13(b(iii))	$0.52	$0.24
Diluted earnings per share	13(b(iii))	$0.52	$0.23

Weighted average number of common shares outstanding (in 000's)
Basic	13(b(iii))	210,193	211,044
Diluted	13(b(iii))	211,967	213,091
The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2019 and March 31, 2018
(unaudited - stated in thousands of United States Dollars)

		Three months ended	Three months ended
	Note	March 31, 2019	March 31, 2018
Operating activities
Earnings from continuing operations		$110,146	$50,037
Depletion and depreciation		41,300	27,948
Share based payment expense		3,476	1,912
Other income, net		1,944	(5,364)
Finance items, net		(735)	(8)
Income tax expense		49,443	21,851
Income tax paid		(22,597)	(3,793)
Cash reclamation expenditures		(184)	(2,931)
Change in non-cash working capital	14	(8,429)	(15)
Net cash provided by operating activities		174,364	89,637
Investing activities
Additions to mining interests	11	(40,530)	(30,184)
Additions to plant and equipment	11	(38,710)	(9,244)
Additions to other long-term assets		(2,074)	—
Investments in public and private entities	10	(4,610)	—
Lease payments received from finance sub leases		66	—
Proceeds on dispositions of assets		—	732
Transfer to restricted cash, net		(169)	—
Net cash used in investing activities		(86,027)	(38,696)
Financing activities
Proceeds from exercise of stock options	13(b(i))	668	1,807
Interest received (paid)		1,015	321
Payment of lease obligations		(3,679)	(5,030)
Payment of dividends	13(a)	(6,328)	(3,351)
Net cash used in financing activities		(8,324)	(6,253)
Impact of foreign exchange on cash balances		3,871	(940)
Change in cash		83,884	43,748
Cash, beginning of year		332,227	231,596
Cash, end of period		$416,111	$275,344
Supplemental cash flow information – Note 14
The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Changes in Equity
(unaudited - stated in thousands of United States Dollars, except share information)

		Share Capital		Reserves	Accumulated other comprehensive income (loss)		Retained earnings	Shareholders' equity
	Note	Shares (000s)	Amount	Share based payments and other reserves	Foreign currency translation	Investment revaluation
Balance at December 31, 2017		210,945	$951,184	$33,122	$8,974	27,104	$137,212	$1,157,596
Exercise of share options, including transfer from reserves		266	2,086	(279)	—	—	—	1,807
Share based payments expense	13(b(ii))	—	—	931	—	—	—	931
Foreign currency translation		—	—	—	(29,689)	—	—	(29,689)
Change in fair value of investments in equity securities, net of tax		—	—	—	—	9,575	—	9,575
Dividends declared	13(a)	—	—	—	—	—	(3,343)	(3,343)
Net earnings		—	—	—	—	—	50,037	50,037
Balance at March 31, 2018		211,211	$953,270	$33,774	($20,715)	$36,679	$183,906	$1,186,914
Balance at December 31, 2018		209,823	923,964	35,135	(103,373)	15,462	391,918	1,263,106
Exercise of share options, including transfer from reserves	13(a)	172	960	(292)	—	—	—	668
Share issuance		258	—	(1,265)	—	—	—	(1,265)
Share based payments expense	13(b(ii))	—	—	1,172	—	—	—	1,172
Foreign currency translation		—	—	—	15,399	—	—	15,399
Change in fair value of investments in equity securities, net of tax		—	—	—	—	952	—	952
Dividends declared	13(a)	—	—	—	—	—	(6,326)	(6,326)
Net earnings		—	—	—	—	—	110,146	110,146
Balance at March 31, 2019		210,253	$924,924	$34,750	($87,974)	$16,414	$495,738	$1,383,852

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, the "Company"), is a publicly listed entity incorporated in the province of Ontario, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), and the New York Stock Exchange ("NYSE") under the symbol "KL" and the Australian Securities Exchange ("ASX") under the symbol “KLA”. The Company’s head office, principal address and records office are located at 200 Bay Street, Suite 3120, Toronto, Ontario, Canada, M5J 2J1.

The Company is a growing gold producer with five wholly-owned operating mines, one wholly-owned mine currently on care and maintenance and several exploration properties in Canada and Australia.

2. BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements (the "Interim Financial Statements") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2018, except as noted below under changes in accounting policies. The Interim Financial Statements do not contain all disclosures required by International Financial Reporting Standards ("IFRS") and accordingly should be read in conjunction with the 2018 annual consolidated financial statements and the notes thereto. The Interim Financial Statements were approved by the Company’s Board of Directors on May 7, 2019.

The Interim Financial Statements have been prepared on a historical cost basis except for financial instruments, as set out in the accounting policies in note 3 of the 2018 annual consolidated financial statements.

The preparation of financial statements in compliance with IAS 34 requires management to make certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2018.

3. ADOPTION OF NEW ACCOUNTING STANDARDS

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”) which replaced the existing lease accounting guidance under IAS 17, Leases ("IAS 17") and IFRIC 4, Determining Whether an Arrangement Contains a Lease ("IFRIC 4"). Effective January 1, 2019, the Company adopted the requirements of IFRS 16, which requires lessees to recognize right-of-use ("ROU") assets and lease liabilities on the balance sheet for most leases, resulting in a corresponding increase in depreciation and interest expense. Furthermore, the adoption of IFRS 16 resulted in an increase in cash flows from operating activities, as most lease payments are now reflected as financing outflows in the consolidated statement of cash flows.

We elected to apply IFRS 16 using a modified retrospective approach by recognizing the cumulative effect of initially adopting IFRS 16 as an adjustment to the opening balance sheet through retained earnings as at January 1, 2019. Therefore, the comparative period information has not been restated and continues to be reported under IAS 17 and

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

IFRIC 4. The impact of adopting IFRS 16 and the changes to the Company's accounting policy for leasing are discussed below.

Accounting Policy Changes

Prior to January 1, 2019, the Company applied IFRIC 4 in determining whether a contract was, or contained, a lease by assessing if fulfillment of the contract was dependent on the use of a specific asset or assets and if the contract conveyed a right to use the asset or assets. Contracts determined to meet the above definition were classified as finance leases, with the assets held under the finance leases depreciated over their expected useful lives on the same basis as owned assets. The leased assets were measured at the lower of the fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. All other leases were classified as operating leases and accounted for in line with Note 3(k) of the Company's consolidated annual financial statements.

The above leasing policy was applied to contracts where leasing arrangements were completed in 2018. Any new or existing contracts containing leases that were still in force as at January 1, 2019 were re-assessed and accounted for in accordance with IFRS 16.

From January 1, 2019, the Company has recognized contracts that convey the right to control the use of an identified asset for a period of time in exchange for consideration as a lease. As a lessee under these contracts, a ROU asset and a corresponding liability is recognized by the Company at the lease commencement date. The ROU asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. The lease liability is initially measured at the present value of the remaining lease payments, discounted using the interest rate implicit in the lease or, if not readily determinable, the Company's incremental borrowing rate. The Company applied its incremental borrowing rate as the discount rate for any new leases identified as a result of IFRS 16 and elected to apply a single rate to a portfolio of leases with similar characteristics. Existing finance leases continued to be discounted applying the rate implicit in the lease.

Lease payments included in the measurement of the lease liability include:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate;

•	amounts expected to be payable under a residual value guarantee; and

•
the exercise price of a purchase option if the Company is reasonably certain to exercise that option, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain it will not terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is subsequently remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it is reasonably certain that it will exercise a purchase, extension or termination option.

The Company has elected not to recognize ROU assets and lease liabilities for short-term leases with a lease term of 12 months or less and leases of low-value assets. Lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term. In addition, the Company elected not to separate non-lease components for leases identified within drilling and propane supply contracts and will account for the lease and non-lease components as a single lease component.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Impact on Financial Statements

On January 1, 2019, the Company recognized $31.8 million of ROU assets, of which $29.4 million represents leased assets previously recognized within plant and equipment under IAS 17, a net investment in sub-leases of $0.8 million and $3.2 million of additional lease liabilities, with the difference primarily recognized in retained earnings. Since the Company elected to recognize the ROU assets at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments, the impact to retained earnings was insignificant and reflects the net investment in sub-leases arising from the sub-leasing of office space.

The impact is summarized as follows:

ROU assets recognized as at January 1, 2019 upon adoption of IFRS 16	$2,353
Net investment in sub-leases	809
Finance lease obligations recognized as at January 1, 2019 upon adoption of IFRS 16	3,223
Other adjustments	29
Net decrease to opening retained earnings	$90

The Company re-assessed the classification of its sub-leases previously classified as operating leases under IAS 17 and concluded that the sub-leases are finance lease assets, resulting in the recognition of a net investment in sub-leases on the condensed consolidated interim statement of financial position as at January 1, 2019. The ROU assets and lease liabilities are presented within Mining Interests and Plant and Equipment and Lease Obligations, respectively.

The carrying amount of ROU assets and lease liabilities recognized on January 1, 2019 that were previously classified as finance leases under IAS 17 and continued to be assessed as leases under IFRS 16 were determined at the carrying amount of the lease assets and lease liabilities immediately before the transition to the new standard.

The Company recognized lease liabilities in relation to leases which had previously been classified as operating leases under IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted at the Company's incremental borrowing rate as at January 1, 2019. The weighted average incremental borrowing rate applied as at January 1, 2019 was 4.06%.

Operating lease commitments disclosed as at December 31, 2018	$8,442
Discounted using the incremental borrowing rate at January 1, 2019	8,075
Finance lease liabilities previously recognized as at December 31, 2018	22,224
Adjustment for contracts re-assessed as finance leases containing variable payments not included in lease liabilities	(1,783)
Adjustment for non-lease components contained within operating lease commitments	(1,508)
Recognition exemption for:
Short-term leases	(1,352)
Low-value items	(87)
Other adjustments	(122)
Finance lease obligations recognized as at January 1, 2019	$25,447

Upon transition to IFRS 16, the Company elected the practical expedients for short-term leases, which are leases with a remaining lease term of 12 months or less as at January 1, 2019, and leases of low-value assets, as permitted by the standard. The Company will continue to elect these practical expedients going forward.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

IFRIC 23, Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC Interpretations 23, Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Company adopted the Interpretation in its financial statements for the annual period beginning on January 1, 2019. Based upon the analysis completed, the adoption of IFRIC 23 did not have a material impact on the Company's consolidated financial statements.

4. PRODUCTION COSTS

Production costs for the three months ended March 31, 2019 and 2018 include the following:

	Three months ended March 31, 2019	Three months ended March 31, 2018
Operating costs	$69,965	$71,400
Share based payment expense (note 13(b(ii)))	75	83
Production costs	$70,040	$71,483

5. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the three months ended March 31, 2019 and 2018 include the following:

	Three months ended March 31, 2019	Three months ended March 31, 2018
General and administrative - other	$8,698	$6,931
Share based payment expense (note 13(b(ii)))	3,401	1,829
General and administrative	$12,099	$8,760

6. OTHER INCOME (LOSS), NET

	Three months ended March 31, 2019	Three months ended March 31, 2018
Loss on disposal of non-core mining interests and plant and equipment	($94)	($489)
Change in fair value of warrant investments (note 10)	(53)	1,695
Unrealized and realized foreign exchange gain (loss), net	(2,143)	3,925
Other income	173	233
Other income (loss), net	($2,117)	$5,364

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

7. FINANCE ITEMS

Finance income and expense for the three months ended March 31, 2019 and 2018 includes the following:

	Three months ended March 31, 2019	Three months ended March 31, 2018
Interest income on bank deposits	$1,438	$718
Finance income	$1,438	$718

Interest on finance leases and other loans	423	397
Finance fees and bank charges	35	51
Unwinding of discount on rehabilitation provision	245	262
Finance costs	$703	$710

8. ACCOUNTS RECEIVABLE

As at	March 31, 2019	December 31, 2018
Trade receivables	$1,850	$8,129
Sales tax and other statutory receivables	15,319	11,357
Other receivables	992	665
	$18,161	$20,151

The fair value of receivables approximates their carrying value. None of the amounts included in receivables at March 31, 2019 are past due.

Trade receivables represent the value of gold doré sold as at quarter end for which the funds are not yet received; gold sales are generally settled within 1-2 weeks after delivery to a refinery. There is no allowance for doubtful accounts or a recorded allowance for credit losses. In determining the recoverability of other receivables, the Company considers any change in the credit quality of the counterparty, with the concentration of the credit risk limited due to the nature of the counterparties involved.

9. INVENTORIES

As at	March 31, 2019	December 31, 2018
Gold doré	$545	$1,114
Gold in circuit	9,842	9,493
Ore stockpiles	11,556	7,770
Supplies and consumables	23,162	21,712
	$45,105	$40,089

The cost of gold doré, gold in circuit, ore stockpiles (“metal inventory”), and supplies and consumables recognized as an expense and included in operating costs in the three months ended March 31, 2019 and 2018 is $69,965 and $71,400, respectively (note 4). During the three months ended March 31, 2019, there were no write downs of inventory to net realizable value related to supplies inventory (March 31, 2018 - $nil).
10. OTHER LONG-TERM ASSETS

As at	March 31, 2019	December 31, 2018
Investments in equity securities	$149,613	$141,781
Warrant investments	1,183	1,209
NSR Royalty from Stawell Mine sale	676	1,003
Deposits and other[1]	2,900	21,099
	$154,372	$165,092
1 Deposits and other includes primarily advance payments made towards capital expenditures.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Investments in equity securities

Changes in the investments in equity securities for the three months ended ended March 31, 2019 and year ended December 31, 2018 are as follows:

	Three months ended March 31, 2019	Year ended December 31, 2018
Balance, beginning of year	$141,781	$100,109
Acquisition of investments	4,610	66,124
Disposition of investments	—	(525)
Unrealized and realized gain (loss)	156	(13,316)
Foreign currency translation	3,066	(10,611)
Investments in equity securities, end of year	$149,613	$141,781

The fair value of the investments and warrants held as at March 31, 2019 and December 31, 2018 are as follows:

Investments in equity securities	Shares	Fair value as at December 31, 2018	Purchase/(sales)	Unrealized and realized gain/(loss)	Foreign currency translation	Fair value as at March 31, 2019
Bonterra Resources Inc.	6,510,629	$8,472	$2,998	($2,392)	$192	$9,270
Osisko Mining Inc.	32,627,632	73,452	—	(3,682)	1,627	71,397
Novo Resources Corp.	29,830,268	54,249	—	6,283	1,167	61,699
Other		5,608	1,612	(53)	80	7,247
Total		$141,781	$4,610	$156	$3,066	$149,613

Warrant investments	Warrants	Valuation technique	Fair value as at December 31, 2018	Unrealized and realized gain/(loss)	Foreign currency translation	Fair value as at March 31, 2019
Bonterra Resources Inc.	613,607	Black Scholes	19	(18)	1	2
Novo Resources Corp.	14,000,000	Barrier Option Pricing	1,027	105	22	1,154
Other	—	Black Scholes	163	(140)	4	27
Total			$1,209	($53)	$27	$1,183

The inputs used to value the warrant investments as of March 31, 2019 are as follows:

Input	De Grey Mining Ltd.	Bonterra Resources Inc. first tranche	Bonterra Resources Inc. second tranche	Novo Resources Corp.
Closing share price (C$)	$0.09	$1.90	$1.90	$2.76
Exercise price (C$)	$0.19	$5.61	$5.61	$6.00
Remaining life of the warrants (years)	0.67	0.06	0.72	1.44
Volatility	50.74%	11.28%	62.80%	49.47%
Risk-free interest rate	1.55%	1.55%	1.55%	1.55%
Barrier (C$)	—	—	—	$12.00
Rebate (C$)	—		—	$6.00

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

11. MINING INTERESTS AND PLANT AND EQUIPMENT

Three months ended March 31, 2019	Depletable	Non depletable	Total mining interest	Plant and equipment	Total
Cost
At January 1, 2019	$962,121	$106,138	$1,068,259	$447,941	$1,516,200
Additions, including transfer from construction in progress[1]	47,381	3,445	50,826	39,577	90,403
Construction in progress, net of transfers to plant and equipment additions	—	—	—	28,017	28,017
Change in environmental closure assets (estimate and discount rate)	381	—	381	—	381
Disposals	—	—	—	(701)	(701)
Foreign currency translation	13,629	1,343	14,972	7,112	22,084
Cost at March 31, 2019	$1,023,512	$110,926	$1,134,438	$521,946	$1,656,384
Accumulated depreciation and depletion
At January 1, 2019	$281,431	$—	$281,431	$117,599	$399,030
Depreciation	91	—	91	12,114	12,205
Depletion	27,634	—	27,634	—	27,634
Disposals	—	—	—	(608)	(608)
Foreign currency translation	4,196	—	4,196	1,399	5,595
Accumulated depreciation and depletion at March 31, 2019	$313,352	$—	$313,352	$130,504	$443,856
Carrying value at March 31, 2019	$710,160	$110,926	$821,086	$391,442	$1,212,528
1 Includes $2.4 million of costs associated with leases recognized upon adoption of IFRS 16.

Year ended December 31, 2018	Depletable	Non depletable	Total mining interest	Plant and equipment	Total
Cost
At January 1, 2018	$864,385	$116,285	$980,670	$375,571	$1,356,241
Additions, including transfer from construction in progress	181,486	324	181,810	88,406	270,216
Construction in progress, net of transfers to plant and equipment additions	—	—	—	38,923	38,923
Change in environmental closure assets (estimate and discount rate)	3,755	—	3,755	—	3,755
Disposals	—	—	—	(17,873)	(17,873)
Foreign currency translation	(87,505)	(10,471)	(97,976)	(37,086)	(135,062)
Cost at December 31, 2018	$962,121	$106,138	$1,068,259	$447,941	$1,516,200
Accumulated depreciation and depletion
At January 1, 2018	$213,440	$—	$213,440	$93,492	$306,932
Depreciation	346	—	346	47,360	47,706
Depletion	90,980	—	90,980	—	90,980
Disposals	—	—	—	(13,901)	(13,901)
Foreign currency translation	(23,335)	—	(23,335)	(9,352)	(32,687)
Accumulated depreciation and depletion at December 31, 2018	$281,431	$—	$281,431	$117,599	$399,030
Carrying value at December 31, 2018	$680,690	$106,138	$786,828	$330,342	$1,117,170

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Mining Interests

Non-depletable mining interests at March 31, 2019 of $110,926 (December 31, 2018 - $106,138) includes $44,172 (December 31, 2018 - $42,765) for the carrying value of previously acquired interest in exploration properties around the Company's Macassa Mine in Canada, with the change in value related primarily to the impact of foreign exchange, and $66,754 (December 31, 2018 - $63,373) for the carrying value of various acquired exploration properties in Australia, with the change in value related primarily to capitalized development at the Northern Territory and the remainder of the change due to foreign exchange impact.

Plant and Equipment

Plant and equipment at March 31, 2019, includes $67,101 (December 31, 2018 - $14,969) of construction in progress. Plant and equipment also includes costs of $17,559 (December 31, 2018 - $44,978) and accumulated depreciation of $7,109 (December 31, 2018 - $15,548) related to capital equipment and vehicles under finance leases.

12. SHARE BASED PAYMENT LIABILITIES

The Company has a deferred share unit plan ("DSU Plan") for non-executive directors of the Company, which provides a cash payment, common shares, or a combination thereof on the date when a director ceases to be a director. The Company assumed phantom share units that were previously granted to Australian employees of Newmarket Gold Inc. as a result of a business combination that closed on November 30, 2016. Each phantom share unit entitles the holder to a cash payment on exercise based on market value of the Company's shares on the date of exercise less the strike price of the phantom share unit.

Changes in the number of deferred share units ("DSUs") and phantom share units outstanding during the three months ended March 31, 2019 and year ended December 31, 2018 are as follows:

	Three months ended March 31, 2019		Year ended December 31, 2018
	DSUs	Phantom share units	DSUs	Phantom share units
Balance at beginning of year	170,528	35,625	131,006	95,000
Granted	19,973	—	39,522	—
Redeemed	—	—	—	(35,625)
Cancelled	—	—	—	(23,750)
Balance, at end of period	190,501	35,625	170,528	35,625

Changes in the share based payment liabilities during the three months ended March 31, 2019 and year ended December 31, 2018 are as follows:

	Three months ended March 31, 2019	Year ended December 31, 2018
Opening liability	$4,276	$2,116
Share based payment expense	2,304	2,564
Redeemed DSUs and phantom share units (cash payments)	—	(441)
Foreign currency translation	130	37
Total share based payment liability	$6,710	$4,276
Current portion of share based payment liability	$6,710	$4,276
Long term share based payment liability	$—	$—

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

13. SHAREHOLDERS' EQUITY

The Company is authorized to issue an unlimited number of common shares without par value.

(a)	SHARE CAPITAL

As at March 31, 2019, the Company had 210,253,129 common shares outstanding (December 31, 2018 - 209,822,819).

Share capital issuances

–
During the three months ended March 31, 2019, the Company issued an aggregate of 172,416 common shares upon the exercise of 172,416 stock options for $960 (three months ended March 31, 2018 - the Company issued an aggregate of 266,499 common shares upon the exercise of 266,499 stock options for$2,086).

Repurchases

–
Subsequent to March 31, 2019, the Company purchased 199,900 common shares for $6,184 (C$8,725) pursuant to the Normal Course Issuer Bid ("NCIB") which was renewed on the TSX on May 22, 2018. All of the shares have been legally canceled.

Dividends

–	On January 11, 2019, the Company paid a quarterly dividend of C$0.04 per common share in the amount of $6,328 (C$8,393).

–	On March 15, 2019, the Company declared a quarterly dividend of C$0.04 per common share that was paid on April 12, 2019 to the shareholders of record as of the close of business on March 29, 2019.

–	The Company accrued $6,326 (C$8,410) as at March 31, 2019 related to the declared dividend with the corresponding reduction in retained earnings.

–	On January 15, 2018, the Company paid a quarterly dividend of C$0.02 per common share in the amount of $3,351 (C$4,219).

–	On March 22, 2018, the Company declared a quarterly payment of C$0.02 per common share that was paid on April 13, 2018 to the shareholders of record as of the close of business of March 29, 2018.

–	The Company accrued $3,340 (C$4,224) as at March 31, 2018 related to the declared dividend with the corresponding reduction in retained earnings.

(b)	RESERVES

(i)	Share based payment compensation plans

The Company has the following outstanding equity based awards:

Stock options

During the three months ended March 31, 2019 and 2018, the Company did not grant any stock options.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Changes in stock options during the three months ended March 31, 2019 and 2018 were as follows:

	Three months ended March 31, 2019		Three months ended March 31, 2018
	Number of	Weighted average	Number of	Weighted average
	options	exercise price (C$)	options	exercise price (C$)
Balance, beginning of year	897,409	$5.02	1,499,315	$5.80
Exercised	(172,416)	5.16	(266,499)	8.58
Expired	(8,153)	5.72	(49,724)	10.97
Forfeited	—	—	—	—
Stock options outstanding, end of period	716,840	$4.98	1,183,092	$4.95
Stock options exercisable, end of period	716,840	$4.98	1,121,092	$4.94

Options are valued using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate of the effects of non-transferability, exercise restrictions and behavioral considerations. Expected volatility is based on the historical share price volatility of the Company.

Stock Options Exercised

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc. and St. Andrews Goldfields Ltd. that were exercised during the three months ended March 31, 2019:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$2.98 - $6.82	172,416	January 1, 2019 - March 31, 2019	$39.10

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc. and St. Andrews Goldfields Ltd. that were exercised during the three months ended March 31, 2018:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$2.85 - $15.11	266,499	January 1, 2018 - March 31, 2018	$19.57

Other equity based instruments

The Company has a long-term incentive plan ("LTIP") that provides for RSUs and PSUs (collectively, “Share Units”) that may be granted to employees, officers and eligible contractors of the Company and its affiliates. A director of the Company is not eligible to participate in the LTIP unless he or she is also an employee of the Company. At the discretion of the Company's Board of Directors, the Company can issue common shares or cash or any combination thereof in satisfaction of the Company’s obligations under Share Units held by participants. As the Company will not cash-settle awards under the LTIP plans, they are accounted for as equity awards.

The value of an RSU and PSU at the grant date is equal to the fair market value of a common share of the Company on that date. Unless otherwise determined by the Compensation Committee, no RSU or PSU shall vest later than three years after the date of grant.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Movements in the number of the PSUs and RSUs for the three months ended March 31, 2019 and 2018 are as follows:

	Three months ended March 31, 2019		Three months ended March 31, 2018
	PSUs	RSUs	PSUs	RSUs
Balance, beginning of period	502,037	524,094	342,206	364,263
Granted	112,305	124,308	171,875	171,875
Redeemed	(84,298)	(89,298)	—	—
Balance, end of period	530,044	559,104	514,081	536,138

(ii)	Share based payment expense

The cost of share based payments is allocated to production costs (options granted to employees involved in the commercial operations at the mines and mill), and general and administrative costs (options granted to directors and corporate employees).

	Three months ended March 31, 2019	Three months ended March 31, 2018
RSU and PSU share based payment expense	$1,172	$921
Stock options share based payment expense	—	10
Equity based instruments share based payment expense	$1,172	$931
Cash settled instruments share based payment expense (note 12)	2,304	981
Total share based payment expense	$3,476	$1,912

The allocation of share based payment expense on the condensed consolidated interim statement of operations and comprehensive income for the years ended March 31, 2019 and 2018 is as follows:

	Three months ended March 31, 2019	Three months ended March 31, 2018
General and administrative	$3,401	$1,829
Production costs	75	83
Total share based payment expense	$3,476	$1,912

(iii)	Basic and diluted income per share

Basic and diluted income per share for the three months ended March 31, 2019 and 2018 is calculated as shown in the table below. The diluted income per share for the three months ended March 31, 2019 and 2018 includes the impact of certain outstanding options, PSUs and RSUs.

	Three months ended March 31, 2019	Three months ended March 31, 2018
Net earnings	$110,146	$50,037
Weighted average basic number of common shares outstanding (in '000s)	210,193	211,044
Basic earnings per share	$0.52	$0.24
Weighted average diluted number of common shares outstanding (in '000s)	211,967	213,091
Diluted earnings per share	$0.52	$0.23

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Weighted average diluted number of common shares for the three months ended March 31, 2019 and 2018 is calculated as follows:

	Three months ended March 31, 2019	Three months ended March 31, 2018
Weighted average basic number of common shares outstanding (in '000s)	210,193	211,044
In the money shares - share options (in '000s)	685	997
In the money shares - RSUs and PSUs (in '000s)	1,089	1,050
Weighted average diluted number of common shares outstanding	211,967	213,091

The following items were excluded from the computation of weighted average shares outstanding for the three months ended March 31, 2019 and 2018 as their effect would be anti-dilutive:

	Three months ended March 31, 2019	Three months ended March 31, 2018
Share options (in '000s)	—	186

14. SUPPLEMENTAL CASH FLOW INFORMATION

As at March 31, 2019, the Company’s cash balance of $416,111 (December 31, 2018 – $332,227) was held in full at major Canadian and Australian banks in deposit accounts.

Supplemental information to the statements of cash flows is as follows:

	Three months ended March 31, 2019	Three months ended March 31, 2018
Change in non-cash operating working capital
Decrease (increase) in accounts receivable	$2,349	$3,590
Decrease (increase) in inventory	(4,471)	(1,988)
Decrease (increase) in prepaid expenses	(901)	(2,081)
(Decrease) increase in accounts payable and accrued liabilities	(5,406)	464
	($8,429)	($15)

Investing and financing non-cash transactions
Plant and equipment acquired through finance lease	$2,411	$6,275

15. OPERATING SEGMENTS

The reportable operating segments are those operations for which operating results are reviewed by the President and Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

Each of the Company's reportable operating segments generally consists of an individual mining property managed by a single general manager and operations management team.

The Company’s operating segments reflect these multiple mining interests and are reported in a manner consistent with internal reporting used to assess the performance of each segment and make decisions about resources to be allocated to the segments.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The information reported below as at and for the three months ended March 31, 2019 and 2018 is based on the information provided to the President and Chief Executive Officer.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the three months ended March 31, 2019
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$88,056	$43,935	$172,921	$—	$—	$304,912
Production costs	(22,419)	(26,233)	(21,388)	—	—	(70,040)
Royalty expense	(2,540)	(2,219)	(3,525)	—	—	(8,284)
Depletion and depreciation	(11,590)	(6,394)	(23,086)	(230)	—	(41,300)
Earnings (loss) from mine operations	51,507	9,089	124,922	(230)	—	185,288
Expenses
General and administrative	—	—	—	—	(12,099)	(12,099)
Exploration and evaluation	(1,255)	(1,280)	(6,640)	(2,847)	—	(12,022)
Care and maintenance	—	(27)	—	(169)	—	(196)
Earnings (loss) from operations	50,252	7,782	118,282	(3,246)	(12,099)	160,971
Other income (loss)						(2,117)
Finance items
Finance income						1,438
Finance costs						(703)
Earnings before taxes from continuing operations						159,589

Expenditures on:
Mining interest	$26,192	$5,709	$15,106	$3,635	$—	$50,642
Plant and equipment	33,849	5,022	16,971	10,257	1,495	67,594
Total capital expenditures[1]	$60,041	$10,731	$32,077	$13,892	$1,495	$118,236

Total assets	$567,879	$197,962	$496,460	$378,718	$244,496	$1,885,515
Total liabilities	$178,085	$52,281	$126,915	$60,986	$83,396	$501,663
1 Excludes $184 of reclamation expenditures incurred.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the three months ended March 31, 2018
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$71,827	$43,947	$82,463	$—	$—	$198,237
Production costs	(26,704)	(21,757)	(23,022)		—	(71,483)
Royalty expense	(2,103)	(2,311)	(1,604)	—	—	(6,018)
Depletion and depreciation	(10,953)	(5,730)	(11,129)	(134)	(2)	(27,948)
Earnings (loss) from mine operations	32,067	14,149	46,708	(134)	(2)	92,788
Expenses
General and administrative	—	—	—	—	(8,760)	(8,760)
Exploration and evaluation	(997)	(1,756)	(5,846)	(8,104)	—	(16,703)
Care and maintenance	—	(657)	—	(152)		(809)
Earnings (loss) from operations	31,070	11,736	40,862	(8,390)	(8,762)	66,516
Other income (loss)						5,364
Finance items
Finance income						718
Finance costs						(710)
Earnings before taxes from continuing operations						71,888

Expenditures on:
Mining interest	$11,117	$7,001	$12,066	$—	$—	$30,184
Plant and equipment	1,334	3,378	4,532	—	—	9,244
Total capital expenditures	$12,451	$10,379	$16,598	$—	$—	$39,428

Total assets	$476,925	$203,892	$433,134	$134,965	$281,151	$1,530,067
Total liabilities	$122,149	$46,589	$125,983	$31,629	$13,386	$339,736

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The following table shows non-current assets by geographic region:

	Non-current assets
	As at
	March 31, 2019	December 31, 2018
Geographic information
Australia	$578,816	$571,569
Canada	820,882	740,679
Total	$1,399,698	$1,312,248

The following table summarizes sales to individual customers exceeding 10% of annual metal sales for the following periods:

	Metal sales
	Three months ended March 31, 2019	Three months ended March 31, 2018
Customer
1	$172,629	$81,976
2	52,173	40,807
3	52,089	33,492
4	—	38,259
Total	$276,891	$194,534
% of total sales	91%	98%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. The customers differ in the three months ended March 31, 2019 and 2018.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

16. FINANCIAL INSTRUMENTS

Carrying values of financial instruments

The carrying values of the financial assets and liabilities at March 31, 2019 and December 31, 2018 are as follows:

As at	March 31, 2019	December 31, 2018
Financial Assets
At fair value through profit or loss
Warrant investments	$1,183	$1,209

Loans and receivables, measured at amortized cost
Cash	$416,111	$332,227
Restricted cash	22,401	22,190
Accounts receivable (not including sales taxes)	2,842	8,794
	$441,354	$363,211

Investments in equity securities, measured at fair value through Other Comprehensive Income
Investments in equity securities	$149,613	$141,781

Financial Liabilities
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$138,762	$125,635
Finance leases	22,221	22,224
	$160,983	$147,859

Fair values of financial instruments

The fair values of cash, accounts receivable, restricted cash, accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair valued on the consolidated statement of financial position is as follows:

As at	March 31, 2019	December 31, 2018
Level 1
Investments in equity securities - publicly traded	$148,489	$141,781

Level 2
Warrant investments	$1,183	$1,209

Level 3
Investments in equity securities - privately traded	$1,124	$—

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

17. RELATED PARTY TRANSACTIONS

The Company chartered an aircraft owned by a Company controlled by the Chairman of the Board during the three months ended March 31, 2019, in which the total expense was $68 (year ended December 31, 2018 - $177)

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.